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MAR 01 2019

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-66397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen (201) 706-5643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

DONNA R. BUSH
Notary Public, State of New York
No. 01BU6018634
Qualified in Nassau County
Commission Expires January 11, 20 23

Signature

Director of Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of Standard Chartered Securities (North America) LLC and the Board of Directors of Standard Chartered Holdings

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 27, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Standard Chartered Securities (North America) LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	8,016,305
Accounts receivable		494,590
Due from related parties		2,427,337
Income taxes receivable		1,181,913
Other assets		73,437
Total assets	$	12,193,582
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	127,488
Due to related parties		62,057
Total liabilities		189,545
Member's equity		12,004,037
Total liabilities and member's equity	$	12,193,582

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Standard Chartered Securities (North America) LLC (the "Company"), a wholly-owned subsidiary of Standard Chartered Holdings (the "Parent"), is a Delaware corporation and an agency broker registered with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company, originally owned by Standard Chartered Bank of the United Kingdom (Standard Chartered Bank), was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer. On April 30, 2017, Standard Chartered Bank contributed to the Parent all of its shares of the Company. As part of the transaction, the Company converted from a corporation to a limited liability company (an LLC) on May 17, 2017.

The Company focuses primarily on sales of Asia, Africa and the Middle East debt products to U.S. investors.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounts Receivable

The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2018 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

Revenue and Expense Recognition from Securities Transactions

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP when it became effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has elected to use the modified retrospective approach for the adoption of ASU 2014-09, which did not have a material impact on the Company's financial position, results of operations, equity or cash flows. Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur, and the Company believes that is when the performance obligation is satisfied.

2. Summary of Significant Accounting Policies (continued)

Advisory Fee

Advisory fees consist of retainer fees which are recognized monthly over the term of the agreement and success fees which are recognized upon completion of a deal. The Company believes that the performance obligation is satisfied upon conclusion of the term period of the agreement for advisory fees, and upon completion of a deal for success fees.

Underwriting Fee

From time to time, the Company is included as a direct subscriber in syndications which are executed at Standard Chartered Bank. The Company recognizes revenue at consummation of a deal, and believes that is when the performance obligation is satisfied. As of December 31, 2018, the Company had receivables relating to these deals of approximately $495,000 compared to approximately $3,521,000 as of December 31, 2017, which were unrelated to current receivables.

Cash

The Company maintains its cash balances in other financial institutions which, at times, exceed federally-insured limits. The Company believes it is not exposed to any significant risk on its cash balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

After the Company's transfer of ownership, and conversion to a LLC, it has been classified as a single member limited liability company and structured as a disregarded entity for U.S. Federal, state and local income tax purposes. The Company's financial results are included in the Parent's tax filings, and any related payables or receivables will be reflected in related party transactions.

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in FASB ASC Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact of our pending adoption of the new standard on our statement of financial condition.

3. Related Party Transactions

For the year ended December 31, 2018, commission receivables due from related parties are approximately $2,427,000. The receivables due from related parties was approximately $4,154,000 as of December 31, 2017.

The Company's December 31, 2018 due to related parties balance of approximately $62,000 is made up of approximately $61,000 due from advisory fees received from an M & A project, and approximately $1,000 due from overpayments received from related parties.

The Company maintains a cash account with an affiliated bank. At December 31, 2018, the balance in the account was approximately $587,000, which is not insured by the Federal Deposit Insurance Corporation.

4. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current Indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2018, the Company's net capital under the Rule was $7,826,759, which exceeded the minimum requirements of $250,000 by $7,576,759. The net capital rule may effectively restrict distributions to the member.

5. Income Taxes

As a result of converting to an LLC, the Company is required to file two pro-rated returns, one for the period representing pre-conversion, where the Company files consolidated State and Local income tax returns with an affiliated entity and one for the period post conversion to an LLC, in which the Company's financial results are included in the Parent's tax filings. In both filings, any related payables or receivables will be reflected in related party transactions.

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

Income taxes payable (receivable)	
Balance at January 1, 2018	$ 558,074
Provision for current taxes	1,121,511
Adjust prior year tax positions	79,781
Current year tax overpayment to related parties	223,687
Current year tax payments to related parties	(3,164,966)
Income taxes receivable at December 31, 2018	$ (1,181,913)

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance. No subsequent events were noted through the report date.